SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$ 21.85 /share (BM&FBOVESPA)
NETC: US$ 11.92 /ADR (NASDAQ)
XNET: EUR 8.71 /share (Latibex)
Total Shares: 342,963,601
Market Capitalization: R$ 7.5 billion
Closing Price: 02/09/2010

2009 Earnings Release

São Paulo, February 10, 2010 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; NASDAQ: NETC; and Latibex: XNET), the largest cable company in Brazil and in Latin America with integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and voice (“NET Fone via Embratel”), today announces its results for the fourth quarter of 2009 (“4Q09”).

Except where stated otherwise, the following financial and operating information is in accordance with the International Financial Reporting Standards (“IFRS”) on a consolidated and unaudited basis, including the operating and financial results of BIGTV as of December 29, 20081, and of ESC 90, which was acquired on June 30, 20091. The differences between the balances and results according to IFRS and Brazilian Corporate Law (“BR GAAP”) are explained in the section “Main Accounting Differences between BR GAAP Law and IFRS”.

Consolidated Financial Results (R$ million, except otherwise indicated)	4Q09	4Q08	4Q08 x 4Q09	12M09	12M08	12M09 x 12M08
Net Revenue	1,235	1,022	21%	4,613	3,690	25%
EBITDA(a)	348	275	27%	1,242	979	27%
EBITDA Margin	28%	27%		27%	27%
Net Income	306	(76)	n.a	736	20	n.a

Net Debt	1.183	1.023	16%
Net Debt / EBITDA (last 12 months)	0.95 x	1.04 x
Net Debt / EV(b)	0.13 x	0.19 x
Operating Highlights ('000, except otherwise indicated)
Homes Passed	10,777	9,784	10%
Bidirectional Homes Passed	8,552	7,190	19%
Pay TV Client base
Connected Clients	3,690	3,071	20%
Penetration over Homes Passed	34%	31%
Churn Rate – last 12 months	15.7%	14.9%
Digital	989	887	11%
Broadband Client Base
Connected Clients	2,882	2,217	30%
Penetration over Bidirectional Homes Passed	34%	31%
Lines in service	2,557	1,802	42%
Revenue Generating Units (c)	10,118	7,977	27%
Client ARPU (R$/household) (d)	133.54	136.24	-2%

(a)
EBITDA does not represent an accounting item or cash flow for the periods in question. It should, therefore, not be considered an alternative measure to net income (loss), as an indicator of operating performance or as an alternative to cash flow as a source of liquidity. Since it is not an accounting chart item, companies may make adjustments and hence the definition of EBITDA may not be comparable to that adopted by other companies.

(b)	Enterprise value calculated based on the price of preferred shares at the end of the respective quarters, multiplied by the total number of shares, plus net debt on the same date.
(c)	Sum of Pay TV, Digital Video, Broadband and Voice services.
(d)	Composed of the sum of gross revenues from subscriptions, PPV and other service-related revenues, divided by the average connected households.

-------------------------------------------------------------
1 BIGTV and ESC90 numbers are included in the financial and operating information in 4Q09 but are not included in 4Q08.

EXECUTIVE SUMMARY

The Company is reporting its consolidated financial statements for the fiscal year ended December 31, 2009, according to IFRS, 1 year before required. As of this moment, the Company ceases to present its financial statements according to BR GAAP and US GAAP.

In November 2009, Net issued Notes amounting to US$ 350 million, maturing in January 2020 (“Global Notes 2020”). It may use the proceeds for continuing its inorganic growth strategy, early settlement of debt and general business investments.

Given the growth of broadband services’ share in the product portfolio, its strategic importance, the prospects of constant growth in the long term and the high cost of constructing its own network, NET acquired Embratel’s transmission capacity through an Indefeasible Right of Use (IRU) agreement. The objective is to guarantee the right of use of this network in the long term to provide broadband services. In exchange, NET entered into an IRU agreement allowing Embratel to use its transmission capacity in local accesses in its Hybrid Fiber-Coax (HFC) network to provide fixed telephony services. This transaction increases the Company’s EBITDA margin, since a portion of the Internet access costs will be amortized as a result of the recognition of a long-term asset - "Prepaid Right of Use". The agreement came into force in December 2009 and therefore affected only one month’s result.

Pay TV client base totaled 3,690,000 in 2009, 20% higher than the 3,071,000 in 2008. Broadband base ended 2009 with 2,882,000 clients, 30% up on the 2,217,000 in 2008. Lines in service at the end of 2009 totaled 2,557,000 lines, 42% up on the 1,802,000 lines in 2008. This increase shows that Net's current growth strategy is once again in line with the industry scenario in Brazil, which is still marked by low penetration and, consequently, presents Net growth opportunities in the markets where it operates.

Net Revenue rose 21%, from R$ 1,021.8 million in 4Q08 to R$ 1,234.7 million in 4Q09. In annual terms, net revenue rose 25%, from R$ 3,690.4 million in 2008 to R$ 4,613.4 million in 2009, mainly driven by the growth in the subscriber base.

Operating Costs stood at R$ 611.9 million in 4Q09, 29% higher than the R$ 475.6 million in 4Q08, and came to R$ 2,274.9 million in 2009, 30% up on the R$ 1,749.4 million in 2008. As a percentage of net revenue, they rose from 46.5% in 4Q08 to 49.6% in 4Q09 and from 47.4% in 2008 to 49.3% in 2009. The main items of increase were Internet access, programming, and the call center.

Selling, General and Administrative Expenses totaled R$ 266.1 million in 4Q09, 2% up on the R$ 260.6 million recorded in 4Q08, and totaled R$ 1,055.5 million in 2009, 15% up on the R$ 922.1 million in 2008. As a percentage of net revenue, these expenses dropped from 25.5% in 4Q08 to 21.6% in 4Q09 and from 25.0% in 2008 to 22.9% in 2009. Selling Expenses rose 10% in 4Q09 over 4Q08 and 19% in 2009 over 2008, in line with the strategy of growth and exploring new markets. As a percentage of net revenue, these expenses dropped from 10.3% in 4Q08 to 9.4% in 4Q09 and from 10.6% in 2008 to 10.1% in 2009. General and Administrative Expenses dropped 10% in 4Q09 in relation to 4Q08 and rose 3% in the annual comparison. As a percentage of net revenue, these costs decreased from 15.1% in 4Q08 to 11.2% in 4Q09 and from 14.0% in 2008 to 11.5% in 2009, showing that the Company has managed to keep its costs under control.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 347.9 million in 4Q09 for EBITDA margin of 28%. In relation to the 4Q08 amount of R$ 274.5 million, EBITDA increased by 27%, proving that the Company's growth strategy has been generating returns that are adequate for the investments made. Excluding the impact of the IRU agreement, the 4Q09 EBITDA margin would be 27%. In 2009, EBITDA margin also increased by 27% to R$ 1,242.2 million from R$ 978.9 million in 2008.

Capex totaled R$ 1.1 billion in 2009, an increase of 10% over 2008, mainly due to the acquisition of a higher volume of high definition decoders and adjustments to the ESC90 network for launching NET products. Note that Capex is still largely related to growth. Of the total investments, the variable portion represented 77% and was allocated to purchase equipment and residential installations, both related to subscriber acquisitions and infrastructural adjustments such as node breakings.

OPERATING PERFORMANCE
  The current penetration of the products offered by the Company still generates good opportunities for growth. Therefore, NET maintains its strategy of accelerated growth with its adequate sales and technical teams, prepared to support this growth.

2009 Earnings Release
February 10, 2010

  The Company closed 2009 with 10,118,000 Revenue Generating Units (“RGUs”), a 27% increase over the 7,977,000 RGUs in 2008. RGUs comprise the sum of pay TV, broadband, voice and digital video services, and its growth shows that NET has been able to increase the consumption of its services in the same household.

  The Pay TV base grew 20% over 2008, with a total of 3,690,000 new subscribers. Net additions in the quarter came to 44,000 new clients and 619,000 new clients in the year. The Digital Video base reached 989,000 clients, 11% up on 4Q08, representing a 27% penetration over the total pay TV base.

  The Broadband base totaled 2,882,000 subscribers in 2009, a 30% increase over the 2,217,000 subscribers in 2008. Broadband net additions totaled 92,000 in 4Q09 and 664,000 in 2009. Bidirectional household penetration reached 34% and over pay TV client base reached 78%.

  Net additions to Fixed Telephone Lines in Service amounted to 68,000 lines in the quarter, and 756,000 lines in 2009, with lines in service totaling 2,557,000 42% up on 2008.

  Since launching triple play offering, the Company has focused its efforts on attracting, managing, retaining and increasing household’s profitability. Consequently, the number of households with more than one product increased substantially, thus reducing the effect of the churn rate per product. The company believes that the best proxy for the household churn rate is the churn rate for Pay TV base, which went up from 14.9% in 4Q08 to 15.7% in 4Q09.

  Consolidated ARPU (Average Revenue Per User) was R$ 133.54 in 4Q09, down by 2% from R$ 136.24 in 4Q08, due to an increase in the number of clients consuming more basic products, especially NET Fone.com.

ANALYSIS OF CONSOLIDATED FINANCIAL RESULTS

1
Gross Revenue was R$ 1,620.4 million in the quarter, 21% higher than the R$ 1,341.9 million registered in 4Q08. In the year, gross revenue totaled R$ 6,070.4 million, 25% up on the R$ 4,852.8 million registered in 2008, chiefly due to the increase in subscription revenue resulting from the higher number of subscribers.

1.1 Subscription revenue was 1,408.8 million in the quarter, 20% higher than the 4Q08 total of R$ 1,177.7 million, and was R$ 5,301.3 million in 2009, 23% up on the R$ 4,298.3 million in 2008, due to the expansion of the subscriber base in all products offered. As a percentage of gross revenue, subscription revenue stood at 87% in both 4Q09 and 2009.

1.2 Hook-up Revenue rose by 29%, from R$ 26.5 million in 4Q08 to R$ 34.1 million in 4Q09, and in annual terms, rose by 51% to R$ 117.1 million from R$ 77.5 million in 2008, mainly due to the growth in the subscription to NET Digital HD Max, which has higher subscription costs. As a percentage of gross revenue, subscription revenue stood at 2% in both 4Q09 and 2009.

1.3 Pay-per-view Revenue (PPV) totaled R$ 22.9 million in 4Q09, 10% up on the R$ 20.8 million in 4Q08. The growth of the Sócio Premier base continues to be the main driver of PPV growth. As a percentage of gross revenue, PPV revenue decreased from 1.5% in 4Q08 to 1.4% in 4Q09 In 2009, PPV revenue totaled R$ 85.0 million, 9% down from the R$ 93 million in 2008. The decline in PPV revenue despite the growth in the subscriber base was caused by the change in the booking of PPV suppliers’ costs in June 2008, which is now on a shared-revenue basis, net of costs. As a percentage of gross revenue, PPV revenue decreased from 1.9% in 2008 to 1.4% in 2009.

1.4 Other Revenues in the quarter amounted to R$ 154.7 million, a 32% increase over the R$117.0 million in 4Q08, mainly due to the growth in revenues from voice services and the entry of new occasional channels. In 2009, net revenue rose 48% to R$ 567.0 million, from R$ 384.0 million in 2008, due to the same reasons as above. As a percentage of gross revenue, other revenues stood at 10% in 4Q09 and 9% in 2009.

2
Cancellations and Sales Taxes totaled R$ 385.7 million in the quarter, 21% higher than in 4Q08, which registered R$320.1 million. In 2009, cancellations and sales taxes came to R$ 1,457.0 million, a 25% increase from the R$ 1,162.3 million in 2008, mainly due to the increase in broadband and fixed telephony services revenues, which attract a higher ICMS rate than Pay TV. As a percentage of gross revenue, Cancellations and Sales Taxes came to 23.8% in 4Q09 and 24.0% in 2009.

3	Net Revenue ended 4Q09 at R$ 1,234.7 million, 21% higher than the R$ 1,021.8 million in 4Q08, and closed the year at R$ 4,613.4 million, 25% higher than the R$ 3,690.4 million in 2008.

2009 Earnings Release
February 10, 2010

4
In 4Q09, Operating Costs stood at R$ 611.9 million, 29% higher than the R$ 475.6 million in 4Q08. In 2009, these costs reached R$ 2,274.9 million, 30% up on the R$ 1,749.4 million in 2008. As a percentage of net revenue, operating costs moved up from 47% in 4Q08 to 50% in 4Q09, and from 47% in 2008 to 49% in 2009. The main variations are due to the items below:

4.1 Programming and Royalties costs increased by 23%, from R$ 225.2 million in 4Q08 to R$ 277.1 million in 4Q09. Annually, this increase was 22%, from R$ 850.6 million in 2008 to R$ 1,039.1 million in 2009, thanks to the growth in the Pay TV base and the contractual adjustment of prices by certain channels. As a percentage of net revenue, Programming and Royalties costs in 4Q09 remained stable at 22% in relation to 4Q08, but dropped from 23% in 2008 to 22.5% in 2009.

4.2 Network Maintenance and Subscriber Costs totaled R$ 62.3 million in 4Q09, 45% higher than the R$ 43.1 million in 4Q08. In full-year terms, it rose 28%, from R$ 160.2 million in 2008 to R$ 205.2 million in 2009. This increase is chiefly due to higher post rental expenses, decoder maintenance and repairs. As a percentage of net revenue, these costs increased from 4.2% in 4Q08 to 5.0% in 4Q09, but flat at 4.4% in full-year terms.

4.3 Loyalty Marketing costs decreased by 12% in the quarter, from R$ 4.9 million in 4Q08 to R$ 4.3 million in 4Q09. Annually, these costs totaled R$ 16.0 million, declining by 5% from the 2008 amount of R$ 16.8 million, mainly due to adjustments to the number of printed program schedules. As a percentage of net revenue, these costs decreased from 0.5% in 4Q08 to 0.4% in 4Q09 and from 0.5% in 2008 to 0.3% in 2009.

4.4 Costs with Payroll and Benefits increased by 48%, from R$ 62.3 million in 4Q08 to R$ 92.1 million in 4Q09. Annually, these costs rose by 43% to R$ 319.9 million from R$ 224.5 million in 2008 due to the increase in the number of employees in operational area and the collective bargaining agreement in July. As a percentage of net revenue, these costs increased from 6.1% in 4Q08 to 7.5% in 4Q09 and from 6.1% in 2008 to 6.9% in 2009.

4.5 Internet Access, Call Center and Other Costs totaled R$ 176.0 million, a 26% increase over the R$ 140.1 million in 4Q08. In full-year terms, they rose 40%, from R$ 497.3 million in 2008 to R$ 694.8 million in 2009. This increase was partly due to the expansion of the broadband base and the change in its consumption profile, with increased use of bandwidth. Call Center expenses also contributed to this increase as the constant adjustments to meet the number of RGUs, the concern for service quality, and the new call center legislation with more rigorous requirements resulted in a more expensive call center model. In order to reduce these costs, the Company has been implementing several initiatives to optimize call center services, such as expanding network redundancy, preventive maintenance, implementation of a new invoice , improvements in call center and invoicing systems. Note that the IRU agreement came into effect in December, reducing Internet access costs in 4Q09. As a percentage of net revenue, Internet Access, Call Center and Other Costs rose from 13.7% in 4Q08 to 14.3% in 4Q09, and from 13.5% in 2008 to 15.1% in 2009.

5
Selling, General and Administrative (SG&A) expenses stood at R$ 266.1 million in the quarter, 2% higher than the R$ 260.6 million recorded in 4Q08. In annual terms, SG&A expenses totaled R$ 1,055.5 million, 15% up on the R$ 922.1 million in 2008, due to the reasons below:

5.1 Selling Expenses increased by 10%, from R$ 105.4 million in 4Q08 to R$ 116.1 million in 4Q09. Though net additions in 4Q09 were lower than in 4Q08, the Company remains prepared and has the structure for the accelerated growth of its subscriber base. Hence, the marketing campaigns continued and the sales team was not reduced, which maintained selling expenses in line with earlier periods. Selling Expenses increased by 19% to R$ 464.3 million from R$ 389.5 million in 2008. This increase is due to the increased sales of triple play and HD packages, whose commissions are higher than of individual products. As a percentage of net revenue, selling expenses fell from 10.3% in 4Q08 to 9.4% in 4Q09, and from 10.6% in 2008 to 10.1% in 2009.

5.2 General and Administrative Expenses were R$ 138.7 million in the quarter, a 10% decrease from the R$ 154.7 million in 4Q08. In full-year terms, it rose 3%, from R$ 515.7 million in 2008 to R$ 530.8 million in 2009. This result shows that the Company has kept these expenses under control. As a percentage of net revenue, these expenses decreased in all the compared periods, from 15.1% in 4Q08 to 11.2% in 4Q09 and from 14.0% in 2008 to 11.5% in 2009.

5.3 Other Administrative Expenses were R$ 11.4 million in the quarter, versus R$ 0.5 million in 4Q08, and totaled R$ 60.4 million in 2009, versus R$ 16.9 million in 2008, mainly due to provisions for a tax contingency.

2009 Earnings Release
February 10, 2010

6
Bad Debt Expenses were R$ 8.8 million in 4Q09, a 21% decrease from the R$ 11.1 million in 4Q08, while they remained stable at R$ 40.7 million in the year. As a percentage of net revenue, these expenses decreased in all the periods compared, from 0.8% in 4Q08 to 0.5% in 4Q09 and from 0.8% in 2008 to 0.7% in 2009. In all the periods, bad debt expenses stood below 1% of gross revenue, leaving the Company in a comfortable position in relation to its credit portfolio.

7
EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 347.9 million in the quarter, with EBITDA margin of 28%. In relation to 4Q08, EBITDA rose 27% from R$ 274.5 million. This increase proves that the Company's growth strategy has been bringing adequate returns to the investments made. Excluding the IRU agreement, 4Q09 EBITDA margin would be 27%. In 2009, EBITDA increased by 27% to R$ 1,242.2 million, from R$ 978.9 million in 2008.

8
Depreciation and Amortization expenses in the quarter totaled R$ 177.7 million, against R$ 133.2 million in 4Q08, a 33% increase. Depreciation expenses rose 31%, mainly due to the increase in residential installations and digital decoders. Amortization expenses rose 43%, mainly due to the beginning of amortization of the asset generated by IRU agreement. In annual terms, Depreciation and Amortization rose 25%, from R$ 493.4 million in 2008 to R$ 618.7 million in 2009, due to the above-mentioned factors.

9
EBIT (Earnings Before Interest and Taxes) closed the quarter at R$ 170.2 million, a 20% increase over the R$ 141.3 million in 4Q08. In full-year terms, EBIT rose 28%, from R$ 485.5 million in 2008 to R$ 623.5 million in 2009.

NET FINANCIAL RESULT

(R$ '000)	4Q09	3Q09	4Q08	12M08	12M09
Net Financial Result	(41,100)	113,316	(182,936)	65,444	(318,526)
Monetary Indexation, net	(4,032)	3,049	(2,991)	(710)	(5,406)
Gain (loss) on exchange rate, net	(1,202)	64,321	(155,628)	201,314	(242,258)
Financial expenses	(62,912)	29,625	(63,075)	(222,242)	(183,352)
Financial income	27,046	16,320	38,758	87,082	112,490

1
Net Financial Result was an expense of R$ 41.1 million in 4Q09, versus an expense of R$ 182.9 million in 4Q08. In 2009, this result was a revenue of R$ 65.4 million, compared to an expense of R$ 318.5 million in 2008, due to the following factors:

1.1 Net Monetary Indexation was a negative R$ 4.0 million in the quarter, versus a negative R$ 3.0 million in 4Q08. This increase is due to the monetary restatement of provision for contingency. In the year, net monetary indexation fell from a negative R$ 5.4 million in 2008 to a negative R$ 0.7 million in 2009.

1.2 Gain (loss) on Exchange Rate, net was a loss of R$ 1.2 million in 4Q09, versus a loss of R$ 155.6 million in 4Q08. In 2009, the result was a gain of R$ 201.3 million, versus a loss of R$ 242.3 million in 2008. This improvement was due to the appreciation of the Brazilian real against the US dollar in the periods compared and its positive impact on the dollar-denominated debt from Banco Inbursa and the perpetual bonds.

1.3 Financial Expenses were relatively stable at R$ 62.9 million in the quarter, and came to R$ 222.2 million in 2009, versus R$ 183.4 million in 2008, resulting from the restatement of interest on the Banco Inbursa loan in 12 months of 2009 and in only 7 months in 2008, the issue of Global Notes 2020 and because the dollars used in the hedging agreements in 2008 were lower than in 2009.

1.4 Financial Income totaled R$ 27.0 million in 4Q09, 30% down from the R$ 38.8 million in 4Q08, due to the reduction in the average CDI rate, the index used to calculate interest on investments, in the period. Annually, this income fell by 23% to R$ 87.1 million, from R$ 112.5 million in 2008.

INCOME TAX AND NET INCOME

(R$ '000)	4Q09	3Q09	4Q08	12M08	12M09
Income Tax and Social Contribution	176,744	(43,644)	(34,040)	47,035	(146,756)
Current	(5,826)	(39,103)	(20,414)	(111,561)	(81,215)
Deferred	182,570	(4,541)	(13,626)	158,596	(65,541)
Constitution of Tax Loss Carryforward and and Temporary Differences	184,163	(2,948)	2,262	164,967	84
Goodwill Amortization	(1,593)	(1,593)	(15,888)	(6,372)	(65,625)

2009 Earnings Release
February 10, 2010

1
Income Tax and Social Contribution Tax (current and deferred) were a positive R$ 176.7 million in 4Q09, against a negative R$ 34.0 million in 4Q08. In annual terms, theses taxes were a positive R$ 47.0 million, versus a negative R$ 146.8 million in 2008. The reasons for these results were:

1.1 Current Income Tax and Social Contribution Tax was R$ 5.8 million, versus R$ 20.4 million in 4Q08, due to the merging of the subsidiaries in the fourth quarter. Annually, current Income Tax and Social Contribution Tax totaled R$ 111.6 million, against R$ 81.2 million in 2008, due to the completion of the Globotel goodwill amortization at the end of 2008.

1.2 Deferred Income Tax and Social Contribution Tax was a positive R$ 182.6 million in 4Q09, against a negative R$ 13.6 million 4Q08. In full-year terms, these taxes totaled R$ 158.6 million in 2009, against R$ 65.5 million in 2008. This variation is due to the recognition of deferred income tax on temporary differences in the amount of R$ 170 million.

2
The Company closed the quarter with Net Income of R$ 305.8 million, versus Net loss of R$ 75.6 million in 4Q08. In full-year terms, net income totaled R$ 735.9 million, against R$ 20.3 million in 2008, reflecting the improved operating results, the foreign exchange gains and the constitution of deferred Income Tax and Social Contribution Tax.

LIQUIDITY, CAPITALIZATION AND DEBT

(R$ '000)	4Q09	3Q09	4Q08
Short Term Debt	85,475	95,733	58,331

Interests	24,198	37,440	19,614
Finame	61,278	58,293	38,717

Long Term Debt	2,113,329	1,530,497	1,701,485

Finame	154,999	164,567	138,842
CCB	170,000	170,000	170,000
Debentures 6th issuance	578,046	576,544	577,824
Inbursa	345,164	352,672	464,270
Global Notes 2020	603,940	-	-
Perpetual Notes	261,180	266,715	350,550

Total Debt	2,198,805	1,626,230	1,759,816

Cash and Cash Equivalents	1,015,605	595,864	736,880

Net Debt	1,183,200	1,030,366	1,022,938

% of Total Debt Short Term	4%	6%	3%
% of Total Debt Long Term	96%	94%	97%
US dollar-denominated debt	1,235,680	639,654	830,025
% of Total Debt	56.2%	39.3%	47.2%
Brazilian real-denominated debt	963,124	986,576	929,791
% of Total Debt	43.8%	60.7%	52.8%

  Gross Debt, which includes principal and interest, closed the quarter at R$ 2,198.8 million, a 25% increase over 4Q08, mainly due to the Global Notes 2020 in the amount of US$ 350 million. Short-term debt accounted for only 4% of total debt.

  Cash and Cash Equivalents totaled R$ 1,015.6 million at the end of 4Q09, an increase of 38% over the R$ 736.9 million in 4Q08, mainly due to the inflow of the proceeds from the Global Notes 2020 issue.

  Net Debt in 4Q09 totaled R$ 1,183.2 million, a 16% increase over the R$ 1,022.9 million in 4Q08. The Net Debt to EBITDA ratio fell from 1.04x in 4Q08 to 0.95x in 4Q09.

  The following table shows the evolution of the Company’s key financial indicators:

2009 Earnings Release
February 10, 2010

Financial Ratios	4Q09	3Q09	4Q08
EBITDA / Interest Expenses	5.90	7.37	4.62
Current Ratio	1.43	1.04	1.09
Net Debt / EBITDA	0.95	0.88	1.04
Total Debt / EBITDA	1.77	1.39	1.80
Net Debt/ FV	0.13	0.13	0.19

EBITDA / Household	$310	$299	$298
Net Revenues/ Household	$1,150	$1,126	$1,122

CAPEX

In line with its business model, the Company continues to allocate a major portion of its investments (Capex) to acquiring subscribers, payment for installation personnel and equipment and adjustments to the infrastructure to sustain the growth in subscribers.

Consequently, Capex totaled R$ 1.1 billion in 2009, an increase of 10% year-on-year, mainly due to the acquisition of a higher volume of high definition decoders and adaptation of the ESC90 network for the launch of NET products. Note that Capex is still mainly related to growth. Of the total investments, the variable portion represented 77% and was allocated to purchasing equipment and residential installations, both related to subscriber acquisition, as well as infrastructural adjustments such as node breakings.

OUTLOOK

The Company’s management remains confident that the performance of the previous years will be maintained in 2010. There are opportunities for a new year of growth. The penetration of the Company’s services to Brazilian households is still low, which makes growth opportunities even more promising.

Since strong growth pace demands higher commercial and selling expenses, the Company’s EBITDA margin will continue to be pressured in 2010. The Company believes that the scale and the optimization of certain operating processes may result in gains and, as a result, the 2010 EBITDA margin should be between 26% and 27%. However, the IRU agreement is expected to raise margin to the range of 27% and 29% without increasing operating cash flows.

On the same note, a large portion of the CAPEX will directly be related to the growth pace. Moreover, the management identified opportunities for expanding the bidirectional network and the network to new areas. Thus, CAPEX for 2010 should be around R$ 1.2 billion, including approximately R$ 1.0 billion for growth and maintenance purposes and approximately R$ 200 million for network expansion. The Company believes that this amount is appropriate to continue growing at the current rate and will be sustained by its own cash generation.

CAPITAL MARKETS

NET’s shares continued to present healthy liquidity on both the BM&FBovespa and the NASDAQ. In 4Q09, average daily trading volume on the BM&FBovespa was R$ 31 million, an 87% increase over the R$ 17 million in 4Q08. Average daily trading volume on the NASDAQ grew 114%, from US$ 6 million in 4Q08 to US$ 12 million in 4Q09.

In November 2009, the Company raised US$ 350 million through the issue of Global Notes 2020, maturing in January 2020, with annual coupon of 7.5% . The demand for Global Notes 2020 was three times higher than the offering, demonstrating investors’ confidence in the Company.

NET renegotiated its local currency debt, extending their maturities but without increasing the debt burden. With this, in addition to maintaining a low leverage, it can use its operational cash flow to sustain its growth strategy.

During the year, the Company actively sought to change the profile of its shareholder base in order to attract more long-term investors and consequently reduce the volatility in its share prices. As a result, nearly 20% of its preferred shares are currently held by long-term investors.

Anticipating the requirement of disclosing the financial statements of the year ended December 31, 2010, according to IFRS, the Company is presenting its consolidated financial statements for the fiscal year ended December 31, 2009, according to IFRS. As of this moment, the Company ceases to present its financial statements according to the Brazilian Corporation Law and US GAAP.

The adjustments made for the transition from BR GAAP to IFRS are explained below:

2009 Earnings Release
February 10, 2010

MAIN ACCOUNTING DIFFERENCES BETWEEN BR GAAP AND IFRS

ADJUSTMENTS TO THE BALANCE SHEET (R$ '000)	BR GAAP	ADJUSTMENTS	IFRS
Assets
Current Assets
(1) Recoverable income taxes	168,729	(165,105)	3,624
(2) Deferred taxes	30,637	(30,637)	-
Long-term Assets
(3) PPE	2,801,682	(34,645)	2,767,037
(4) Intangible	2,298,425	224,743	2,523,168
(5) Deferred assets	2,039	(2,039)	-
Other long-term assets
(6) Judicial Deposits	25,100	49,509	74,609
(7) Recoberable deferred taxes	600,458	114,534	714,992

Liabilities
Curret Liabilities
(8) Provisions	69,627	22,847	92,474
(9) Income tax payable	110,973	(108,387)	2,586
Other Liabilities
(10) Tax accruals	126,989	(56,719)	70,270
(11) Other liabilities	64,015	14,991	79,006
Long Term Liabilities
(12) Taxes and contributions payable	4,893	183,805	188,698
(13) Contingencies	593,692	11,671	605,363
(14) Others liabilities	2,174	2,222	4,396
Shareholders' Equity
Accumulated Losses	(2,330,904)	85,931	(2,244,973)

  In IFRS, taxes receivable and payable are booked at the net amount according to the closing balance in a single account. The adjustment was necessary because in BR GAAP the amounts were booked separately in each of the accounts. Thus, the Tax Recoverable account (1) in IFRS was R$ 165.1 million lower compared to BR GAAP, the Income and Social Contribution Tax account (9) in IFRS was R$ 108.4 million lower than in BR GAAP and the Tax Liabilities account (10) in IFRS was R$ 56.7 million lower than in BR GAAP.

  In IFRS, deferred income tax should be fully booked under long-term assets, whereas in BR GAAP, the portion realizable within 12 months should be booked under current assets. Thus, the Deferred Income Tax account (2) in IFRS R$ 30.6 million was lower compared to BR GAAP.

  In IFRS, the assets of the companies acquired should be booked at fair market value, whereas in BR GAAP it should be at book value. Since the book value of the acquisitions of Vivax and Net Jundiaí was higher than the market value, the Property account (3) in IFRS was R$ 34.6 million lower than in BR GAAP.

  In IFRS, goodwill from acquisitions cannot be amortized, whereas in BR GAAP, goodwill was amortized till 2008. Moreover, in IFRS, income tax and social contribution on the difference between the tax base and the fair market value in goodwill from the acquisition cannot be booked in this account. Thus, the Intangible Assets account (4) in IFRS was R$ 224,7 million higher than in BR GAAP.

  In IFRS, certain pre-operational and pre-maturation expenses should be booked as operating expenses, whereas in BR GAAP, the amount recognized would have been maintained until it is fully amortizated. .
  Thus, the Deferred Assets account (5) in IFRS was R$ 2.0 million lower than in BR GAAP.

  In IFRS, the provisions for contingencies and respective judicial deposits should be booked separately, whereas in BR GAAP these accounts were grouped and booked at their net value. Thus the Judicial Deposits account (6) in IFRS was R$ 49.5 million higher than in BR GAAP, the Provision for Payables account (8) in IFRS was R$ 22.8 million higher compared to BR GAAP, the Other Debts account (11) in IFRS was R$ 15.0 million higher than in BR GAAP and the Provision for contingencies account (13) in IFRS was R$ 11.7 million higher than in BR GAAP.

  In IFRS, deferred income tax should be fully booked under long-term assets, whereas in BR GAAP, the portion realizable within 12 months should be booked under current assets. Moreover, in IFRS, income tax and social contribution on the difference in the goodwill from acquisition. Thus, the Deferred Taxes Recoverable account (7) in IFRS was R$ 114.5 million higher than in BR GAAP.

2009 Earnings Release
February 10, 2010

  In IFRS, income tax and social contribution should be booked whenever there is a temporary difference, that is, the difference between the tax base and the accounting base, whereas this difference is not booked in BR GAAP. Thus, the Taxes and Contributions Payable account (12) in IFRS was R$ 183.8 million higher than in BR GAAP.

  In IFRS, revenues from channels for investments in marketing strategies should be deferred, whereas in BR GAAP they should be booked at the time of the agreement. Thus, the Other Debts account (14) in IFRS was R$ 2.2 million higher compared to BR GAAP.

ADJUSTMENTS TO THE INCOME STATEMENT (R$ '000)	4Q09	2009

EBITDA in BR GAAP	347,346	1,240,022
Adjustments that affected EBITDA
(15) Programming & Royalties	135	538
(16) Other Administrative Expenses	407	1,658
EBITDA in IFRS	347,888	1,242,219
Difference in EBITDA (IFRS - BR GAAP)	542	2,197

Net Income in BR GAAP	321,210	778,187
Adjustments that affected Net Income in IFRS
Difference in EBITDA	541	2,195
(17) Depreciation	(213)	2,139
(18) Amortization	(10,450)	(38,693)
(19) Deferred Income Tax and Social Contribution	(5,248)	(7,880)
Net Income in IFRS	305,840	735,948
Difference in Net income (IFRS - BR Gaap)	(15,371)	(42,239)

  Previous negotiations of program-related agreements from December 2003 generated discounts conditioned on the settlement of such agreements. In IFRS, these discounts should be deferred and booked according to the renegotiated term of each agreement. In BR GAAP, these discounts were already booked on the date the agreements were settled. Thus, Programming Costs (15) in IFRS were lower by R$ 0.1 million in 4Q09 and by R$ 0.5 million in 2009 compared to BR GAAP.

  In IFRS, revenues from channels for investments in marketing strategies should be deferred, whereas in BR GAAP they should be booked at the time of the agreement. Thus, Other Net Revenues and Expenses (16), in IFRS were lower by R$ 0.4 million in 4Q09 and by R$ 1.7 million in 2009 in relation to BR GAAP.

  As a result of the transition from BR GAAP to IFRS, EBITDA in IFRS was R$ 0.5 million higher than in BR GAAP in 4Q09 and R$ 2.2 million higher than in 2009. Note that the impact of the transition from BR GAAP to IFRS on EBITDA was insignificant.

  In IFRS, the assets of the companies acquired should be booked at fair market value, whereas in BR GAAP it should be at book value. Since the book value of the acquisitions of Vivax and Net Jundiaí was higher than the market value, Depreciation (17) in IFRS was R$ 0.2 million higher in 4Q09 and R$ 2.1 million lower in 2009 compared to BR GAAP.

  In IFRS, the subscription amounts and licenses from companies acquired should be booked at the fair market value and amortized in 72 months, whereas in BR GAAP, these amounts are not booked. Thus, Amortization (18) in IFRS was R$ 10.4 million higher in 4Q09 and R$ 38.7 million higher in 2009 in comparison with BR GAAP.

  The differences between the amortization of goodwill, depreciation on the fair value of the companies acquired and the amortization of the client portfolio between IFRS and BR GAAP resulted in higher Deferred Income Tax and Social Contribution (19) in IFRS was R$ 5.2 million higher than in 4Q09 and R$ 7.9 million higher than in 2009, when compared to BR GAAP. Considering all these differences in accounting procedures, Net Income in IFRS came to R$ 305.8 million in 4Q09, compared to net income of R$ 321.2 million in BR GAAP. Net income in 2009 according to IFRS was R$ 735.9 million, as against a net income of R$ 778.2 million in BR GAAP. The difference was not substantial in either case, coming to around 5%.

2009 Earnings Release
February 10, 2010

UPCOMING EVENTS

1.	Conference Call – 4Q09 Earnings Results

Date: February 10, 2010

IFRS (in Portuguese):

	10:00 a.m. (Brasília time)	Phone number: +55 (11) 4688-6361

Code: NET

Replay till February 16, 2010: (11) 4688-6312

Code: 45894
Live webcast at http://ri.netservicos.com.br

IFRS (in English):

	11:00 a.m. (Brasília time)	Phone number: + 1 (412)858-4600

Code: NET

Replay till February 18, 2010: +1 (412) 317-0088

Replay code: 437012#

Live webcast at http://ri.netservicos.com.br

2.	Scheduled Dates for Upcoming Results

1Q10 --> April 28, 2010

2Q10 --> July 20, 2010

3Q10 --> October 27, 2010

The forward-looking statements contained in this document relating to business prospects, projections of operating and financial results, and those related to the growth prospects of Net are merely estimates and, as such, are based exclusively on the Management’s expectations about the future of the business. These forward-looking statements depend substantially on changes in market conditions, performance of the Brazilian economy, the industry and international markets and, therefore, are subject to change without prior notice.

2009 Earnings Release
February 10, 2010

FINANCIAL STATEMENTS IN IFRS (unaudited)

Net Serviços de Comunicação S.A.
Income Statemet
IFRS - (R$ thousands)	4Q09	3Q09	4Q08	12M09	12M08

Revenues
Subscription revenue	1,408,809	1,366,468	1,177,664	5,301,314	4,298,280
Hook-up revenue	34,083	32,014	26,472	117,055	77,459
Other Revenues	177,541	170,931	137,804	652,031	477,016
Pay-per-view ("PPV") revenue	22,862	20,247	20,765	84,982	92,976
Other revenue	154,679	150,684	117,040	567,049	384,041
Gross Revenues	1,620,433	1,569,414	1,341,940	6,070,400	4,852,755
Sales deductions	(385,740)	(374,072)	(320,116)	(1,457,011)	(1,162,346)
Net Revenue	1,234,693	1,195,342	1,021,825	4,613,389	3,690,409
Operating costs	(611,870)	(590,957)	(475,585)	(2,274,916)	(1,749,395)
Programming & Royalties	(277,137)	(264,850)	(225,201)	(1,039,081)	(850,553)
Network Maintenance and Subscriber costs	(62,309)	(50,020)	(43,078)	(205,158)	(160,170)
Loyaty Marketing Costs	(4,346)	(4,022)	(4,937)	(16,006)	(16,847)
Payroll and Benefits	(92,084)	(88,191)	(62,318)	(319,857)	(224,539)
Internet Access, Call Center and Others	(175,993)	(183,875)	(140,051)	(694,814)	(497,286)
Selling, General and Adminstrative Expenses	(266,143)	(278,446)	(260,615)	(1,055,511)	(922,069)
Selling Expenses	(116,048)	(125,046)	(105,408)	(464,318)	(389,507)
General and Adminstrative Expenses	(138,733)	(134,451)	(154,708)	(530,804)	(515,657)
Other Administrative Expenses	(11,364)	(18,949)	(500)	(60,390)	(16,905)
Bad Debt Expenses	(8,793)	(3,155)	(11,098)	(40,745)	(40,038)
EBITDA	347,888	322,784	274,526	1,242,219	978,906
EBITDA margin	28%	27%	27%	27%	27%

Depreciation and Amortization	(177,693)	(156,949)	(133,183)	(618,748)	(493,370)
Depreciation	(141,299)	(134,785)	(107,760)	(518,917)	(414,043)
Amortization	(36,394)	(22,164)	(25,424)	(99,832)	(79,327)
EBIT	170,195	165,835	141,343	623,469	485,537
EBIT margin	14%	14%	14%	14%	13%

Net Monetary Indexation	(4,032)	3,049	(2,991)	(710)	(5,406)
Net Foreign Exchange Variation	(1,202)	64,321	(155,628)	201,314	(242,258)
Financial Expenses	(62,912)	29,625	(63,075)	(222,242)	(183,352)
interest, charges, arrears and fine	(48,560)	(39,796)	(50,859)	(179,355)	(157,474)
interest financial expenses others (suppliers and taxes)	(10,393)	(3,976)	(8,574)	(30,118)	(21,311)
other financial expenses	(3,959)	73,398	(3,642)	(12,768)	(4,567)
Financial Income	27,046	16,320	38,758	87,082	112,490

Income/(loss) bef. Investees, min.ints.	129,094	279,150	(41,592)	688,913	167,010
Current income Tax and Social Contribution tax	(5,826)	(39,103)	(20,414)	(111,561)	(81,215)
Deferred Income Tax and Social Contribution tax	182,570	(4,541)	(13,626)	158,596	(65,541)

Net Income (loss)	305,840	235,505	(75,632)	735,948	20,254

2009 Earnings Release
February 10, 2010

NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	4Q09%		3Q09%		4Q08%
IFRS (R$ thousand) - non-audited
Assets
Cash & cash equivalents	1,015,605	12.2%	595,864	9.0%	736,880	11.5%
Account receivable from subscriber - net	263,952	3.2%	232,063	3.5%	166,105	2.6%
Other receivables	37,268	0.4%	29,446	0.4%	30,150	0.5%
Income tax recoverable	3,624	0.0%	9,329	0.1%	3,406	0.1%
Prepaid expenses	33,215	0.4%	29,406	0.4%	24,381	0.4%
Inventories	58,763	0.7%	54,518	0.8%	61,757	1.0%
Prepaid rights of use	175,088	2.1%	0	0.0%	0	0.0%
Total Current Assets	1,587,515	19.0%	950,626	14.3%	1,022,679	16.0%
Assets	2,767,037	33.2%	2,551,106	38.3%	2,237,681	35.0%
Prepaid rights of use	659,842	7.9%	0	0.0%	0	0.0%
Intangible	2,523,168	30.3%	2,518,376	37.8%	2,469,757	38.6%
Other Assets	796,229	9.6%	634,593	9.5%	665,813	10.4%
Judicial Deposits	74,609	19.0%	120,949	1.8%	110,922	1.7%
Diferred taxes recoverable	714,992	8.6%	506,666	7.6%	547,174	8.6%
Other receivables	6,628	0.1%	6,978	0.1%	7,717	0.1%
Total Long-term Assets	6,746,276	81.0%	5,704,075	85.7%	5,373,251	84.0%
Total Assets	8,333,791	100.0%	6,654,701	100.0%	6,395,930	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	392,224	4.7%	381,010	5.7%	446,770	7.0%
Provision for payables	92,474	1.1%	122,173	1.8%	42,090	0.7%
Income tax payable	2,586	0.0%	2,020	0.0%	4,031	0.1%
Short-term debt	81,125	1.0%	78,137	1.2%	52,526	0.8%
Debentures	4,350	0.1%	17,596	0.3%	5,805	0.1%
Payroll accruals	18,648	0.2%	15,443	0.2%	16,752	0.3%
Other payable accounts	520,534	6.2%	298,477	4.5%	368,097	5.8%
Tax accruals	70,270	0.8%	78,802	1.2%	91,833	1.4%
Payroll provision	163,030	2.0%	147,333	2.2%	143,921	2.3%
Other debts	79,006	0.9%	72,342	1.1%	114,346	1.8%
Deferred income	208,228	2.5%	0	0.0%	17,997	0.3%
Total Curret Liabilities	1,111,941	123.0%	914,856	13.7%	936,071	14.6%
Long-term debt	1,535,283	18.4%	953,953	14.3%	1,123,661	17.6%
Debentures	578,046	6.9%	576,544	8.7%	577,824	9.0%
Payroll and Benefits	20,272	0.2%	35,956	0.5%	16,950	0.3%
Taxes and contributions payable	188,698	2.3%	194,448	2.9%	190,424	3.0%
Provision for contingencies	605,363	7.3%	653,242	9.8%	695,935	10.9%
Future periods results	782,279	9.4%	118,848	1.8%	75,915	1.2%
Others Debts	4,395	0.1%	5,177	0.1%	7,584	0.1%
Total Long Term Liabilities	3,714,335	44.6%	2,538,168	38.1%	2,688,292	42.0%
Total Liabilities	4,826,275	57.9%	3,453,024	51.9%	3,624,364	56.7%
Capital Stock	5,599,320	67.2%	5,599,320	84.1%	5,540,346	86.6%
Goodwill reserves	153,168	1.8%	153,168	2.3%	212,142	3.3%
Accumulated Losses	(2,244,973)	-26.9%	(2,550,812)	-38.3%	(2,980,921)	-46.6%
Shareholders' Equity	3,507,515	42.1%	3,201,676	48.1%	2,771,567	43.3%
Liabilities and Stockholders´ Equity	8,333,791	192.1%	6,654,701	100.0%	6,395,930	100.0%

2009 Earnings Release
February 10, 2010

NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	4Q09	3Q09	4Q08	12M09	12M08
IFRS (R$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	595,864	536,991	1,055,788	736,880	569,606

Results of the period	305,840	235,505	(75,632)	735,948	20,254

Non-cash items	(5,684)	72,005	382,287	437,305	963,844
Exchange losses, monetary indexation and interest expenses, net	(626)	(56,185)	157,690	(177,265)	269,259
Depreciation and Amortization	177,693	156,949	133,180	618,748	493,368
Diferred income taxes	(182,570)	4,541	13,625	(158,596)	65,541
Estimated liability for tax, labor and civil claims and assesssments	(44,936)	(106,177)	35,985	(126,645)	(8,895)
Interest on loans, net	48,517	38,861	50,317	176,598	156,403
Gain (loss) on Hedge	(2,522)	35,180	(5,628)	97,347	(4,977)
Result on sale of assets, net	(1,240)	(1,164)	(2,882)	7,118	(6,855)
Decrease (Increase) in assets	8,752	(110,782)	(35,432)	(92,101)	(62,214)
Trade accounts receivable	(31,892)	(46,206)	(8,605)	(92,010)	(29,323)
Recoverable income taxes	30,191	(61,134)	(50,249)	(12,616)	(62,356)
Prepaid expenses	(3,783)	(117)	20,330	(8,728)	7,761
Inventories and others assets	(4,247)	(608)	(5,857)	3,224	3,617
Other Assets	18,483	(2,717)	8,949	18,029	18,087
Increase (decrease) in liabilities	(30,240)	111,338	205,853	(78,497)	369,759
Accounts payables to supliers and programmers	11,215	18,690	111,758	(56,156)	128,448
Income taxes payable	(62,608)	55,787	42,428	(28,983)	77,197
Payroll and related charges	3,218	39,922	32,574	23,218	78,931
Sales taxes, accrued expenses and other liabilities	17,935	(3,061)	19,093	(16,576)	85,183
Increase (decrease) in workine capital	(21,488)	556	170,421	(170,598)	307,545
Cash flow from investing activities	(385,000)	(241,834)	(743,517)	(1,184,624)	(1,372,531)
Acquisitions of investments	(212)	(3,891)	(379,796)	(97,943)	(382,687)
Acquisition of property and equipment	(386,013)	(238,515)	(365,440)	(1,089,211)	(992,943)
Proceeds from the sale of equipment	1,225	572	1,719	2,530	3,099
Cash flow from financing activities	526,074	(7,360)	(52,465)	460,694	248,162
Issuances	603,139	21,570	34,545	677,009	93,503
Repayments	(77,065)	(28,930)	(83,883)	(216,315)	(161,734)
Related parties transactions	-	-	(3,127)	-	316,393
Change in cash and cash equivalents	419,741	58,873	(318,908)	278,725	167,274
Cash and cash equivalents, end of the period	1,015,605	595,864	736,880	1,015,605	736,880

2009 Earnings Release
February 10, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.